Genetic Vectors, Inc.
                              5201 N.W. 77th Avenue
                                    Suite 100
                              Miami, Florida 33166

                                 March 29, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza

Washington, D.C. 20549

     Re: Withdrawal of Registration Statement on Form SB-2, as amended (the "Registration Statement") filed with the Securities and Exchange Commission on August 24, 2000 (Registration No. 333-44420)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Genetic Vectors, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Company makes this request upon the advise of its underwriter due to the declining condition of the financial markets in general. None of the securities offered under the Registration Statement have been sold.

                                         Sincerely,

                                         /s/ Mead M. McCabe, Sr.
                                         Mead M. McCabe, Sr.
                                         Chairman of the Board of Directors